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                                                                    EXHIBIT 12
                                        IES UTILITIES INC.
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                                          Twelve Months
                                                  Year Ended December 31,                     Ended
                                    1990       1991       1992       1993       1994   September 30, 1995
                            (in thousands, except ratio of earnings to fixed charges)

Net income                       $  45,969  $  47,563  $  45,291  $  67,970  $  61,210    $  58,348

Federal and state
   income taxes                     22,364     23,494     20,723     37,963     37,966       38,286

      Net income before
         income taxes               68,333     71,057     66,014    105,933     99,176       96,634

Interest on long-term debt          28,853     31,171     35,689     34,926     37,942       37,302

Other interest                       4,704      5,595      3,939      5,243      3,630        6,686

Estimated interest
   component of rents                7,936      6,594      4,567      3,729      3,970        4,321

Fixed charges as defined            41,493     43,360     44,195     43,898     45,542       48,309

Earnings as defined              $ 109,826  $ 114,417  $ 110,209  $ 149,831  $ 144,718    $ 144,943

Ratio of earnings to
  fixed charges (unaudited)           2.65       2.64       2.49       3.41       3.18         3.00


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest
(including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.
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